1-32-02331

1167640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02014067

Act	Securities Exchange Act of 1934
Section	15
Rule	15c3-3
Public Availability	2-8-02

February 4, 2002

David Cermak, Managing Director
RBC Dain Rauscher Inc.
510 Marquette Avenue
Minneapolis, MN 55402-1106

PROCESSED
FEB 19 2002
THOMSON
FINANCIAL

Re: Application to Establish an Omnibus Account

Dear Mr. Cermak:

We have received your letter dated January 29, 2002, in which you request on behalf of RBC Dain Rauscher Inc. ("Applicant"), that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about March 11, 2001, the Applicant will begin clearing the customer accounts of Tucker Anthony Incorporated, Sutro & Co. Inc., Net Securities Corp., Darwood Associates, Inc., Toqueville Securities, L.P., and Cleary Gull Investment Management Services, Inc., which currently clear their customer accounts through Wexford Clearing Services Corp. ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Charisse Jones, NYSE

TKM/rrw

RBC Dain Rauscher

Acccount Transfer Department

MEMBER NYSE/SIPC

FAX COVER SHEET

To: Rose Wells

Company: Securities & Exchange Commission

Phone: 202-942-0143

Fax: 202-942-9642

From: Julie LaBelle

Company: RBC Dain Rauscher Inc

Phone: (612) 607-8358

Fax: (612) 607-8224

Date: 02-04-02

Pages including this cover page: 3

Comments:

RBC
Dain Rauscher

510 Marquette Avenue
Minneapolis, MN 55402-1106

January 29, 2002

Mr. Michael A. Macchiaroli
Securities & Exchange Commission
Division of Market Regulation
450 Fifth Street, Northwest
Washington, DC 20549

Re: Application Pursuant to SEC Rule 15c3-3(c)(7)/06 Concerning an Omnibus Account Used to Facilitate the Prompt and Orderly Transfer of Customer Accounts in Bulk from One Broker-Dealer to Another.

Dear Mr. Macchiaroli:

RBC Dain Rauscher Inc. ("RBC Dain") will be receiving certain accounts (the "Accounts") of Tucker Anthony Incorporated ("TAI"), Sutro & Co. Inc ("Sutro"), Net Securities Corp. ("NSC"), Darwood Associates, Inc. ("Darwood"), Tocqueville Securities, L.P. ("Tocqueville"), and Cleary Gull Investment Management Services, Inc. ("CGIMS") from Wexford Clearing Services Corp. ("Wexford"). It is anticipated that the Accounts will be converted on March 11, 2002.

This letter is RBC Dain's application pursuant to SEC Rule 15c3-3(c)(7)/06 to create an omnibus account (the "Omnibus Account") to facilitate the prompt and orderly transfer of the Accounts from Wexford to RBC Dain. RBC Dain respectfully requests that the Securities and Exchange Commission (the "SEC") designate the Omnibus Account as a control location. In connection with this application and request, RBC Dain represents to the SEC the following:

1. The books and records of RBC Dain will reflect certain customer security positions and money balances previously held by TAI, Sutro, NSC, Darwood, Tocqueville, CGIMS, and Wexford.

2. The books and records of RBC Dain will reflect that the customer securities not yet transferred as part of the conversion are "located" in the Omnibus Account at Wexford.

3. RBC Dain assumes responsibility for clearing all transactions in the Accounts.

4. Wexford will provide RBC Dain with written assurance that:

- For purposes of Rule 15c3-3, Wexford will treat (a) the Omnibus Account as a customer account and (b) the customer securities maintained in the Omnibus Account as fully paid securities.

- Wexford will promptly deliver the securities to RBC Dain.

Please contact Ms. Julie LaBelle at RBC Dain at 612-607-8358 if you have any questions regarding this matter.

Sincerely,

RBC Dain Rauscher Inc.

By: David Cermak
Its: Managing Director,
Acting Director of Operations

cc: Ms. Charise Jones
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005

Ms. Deborah J. Kermeen
RBC Dain Rauscher Inc.
60 S. 6th Street
Minneapolis, MN 55402

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***   RX REPORT   ***
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RECEPTION OK

TX/RX NO	7796
CONNECTION TEL	6126078224
CONNECTION ID	
ST. TIME	02/04 10:51
USAGE T	00'51
PGS.	3
RESULT	OK